UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

WCA Waste Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

9296K103

(CUSIP Number)

Gary A. Brooks, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10024
(212) 701-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1of 16

CUSIP No. 9296K103
(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares	(7)	Sole Voting Power 0
Beneficially Owned	(8)	Shared Voting Power 7,812,500 (See Item 5(c))
by Each Reporting	(9)	Sole Dispositive Power 0
Person With	(10)	Shared Dispositive Power 7,812,500 (See Item 5(c))
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
(13)	Percent of Class Represented by Amount in Row (11) 31.9%
(14)	Type of Reporting Person (See Instructions) CO

Page 2of 16

CUSIP No. 9296K103
(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Partners Management Company LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares	(7)	Sole Voting Power 0
Beneficially Owned	(8)	Shared Voting Power 7,812,500 (See Item 5(c))
by Each Reporting	(9)	Sole Dispositive Power 0
Person With	(10)	Shared Dispositive Power 7,812,500 (See Item 5(c))
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
(13)	Percent of Class Represented by Amount in Row (11) 31.9%
(14)	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

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CUSIP No. 9296K103
(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Corporate Opportunities Fund II, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares	(7)	Sole Voting Power 0
Beneficially Owned	(8)	Shared Voting Power 7,812,500 (See Item 5(c))
by Each Reporting	(9)	Sole Dispositive Power 0
Person With	(10)	Shared Dispositive Power 7,812,500 (See Item 5(c))
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
(13)	Percent of Class Represented by Amount in Row (11) 31.9%
(14)	Type of Reporting Person (See Instructions) PN

Page 4of 16

CUSIP No. 9296K103
(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Management II, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares	(7)	Sole Voting Power 0
Beneficially Owned	(8)	Shared Voting Power 7,812,500 (See Item 5(c))
by Each Reporting	(9)	Sole Dispositive Power 0
Person With	(10)	Shared Dispositive Power 7,812,500 (See Item 5(c))
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
(13)	Percent of Class Represented by Amount in Row (11) 31.9%
(14)	Type of Reporting Person (See Instructions) PN

Page 5of 16

CUSIP No. 9296K103
(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Operating Manager II, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares	(7)	Sole Voting Power 0
Beneficially Owned	(8)	Shared Voting Power 7,812,500 (See Item 5(c))
by Each Reporting	(9)	Sole Dispositive Power 0
Person With	(10)	Shared Dispositive Power 7,812,500 (See Item 5(c))
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,812,500 (See Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
(13)	Percent of Class Represented by Amount in Row (11) 31.9%
(14)	Type of Reporting Person (See Instructions) PN

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Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, $0.01 par value (the “Common Stock”), of WCA Waste Corporation (the “Issuer”), a Delaware corporation whose principal offices are located at One Riverway, Suite 1600, Houston, Texas 77056.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), ACOF Management II, L.P. (“ACOF Management”), ACOF Operating Manager II, L.P. (“ACOF Operating”), Ares Management, Inc., Ares Partners Management Company LLC (“Ares Partners” and, together with ACOF II, ACOF Management, ACOF Operating and Ares Management, Inc., the “Reporting Persons”). The address of the principal business office of each of the Reporting Persons is c/o Ares Management, Inc., 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067. The Reporting Persons are organized in Delaware.

ACOF II is the record owner of 750,000 shares of the Issuer’s Series A Convertible Pay-In-Kind Preferred Stock (the “Preferred Stock”), which is convertible into 7,812,500 shares of Common Stock.

The principal business of each of the Reporting Persons other than ACOF II is investment management. ACOF II is principally engaged in the business of investing in securities. ACOF Management is the general partner of ACOF II. ACOF Operating is the general partner of ACOF Management and the manager of ACOF II. Ares Management, Inc. is the general partner of ACOF Operating. Ares Partners is the sole stockholder of Ares Management, Inc. The names of the executive officers and directors of Ares Management, Inc. are set forth in Appendix A to Item 2, which is incorporated herein by reference.

Antony P. Ressler is the manager of Ares Partners, and Mr. Ressler, Michael Arougheti, Seth Brufsky, David B. Kaplan, John Kissick, Bennett Rosenthal and David Sachs are members of Ares Partners.  Each of the members of Ares Partners has the right to receive dividends from, or proceeds from, the sale of investments by the Reporting Persons, including the shares of Common Stock, in accordance with their membership interests in Ares Partners.  Under applicable law, certain of these individuals and their respective spouses may be deemed to be beneficial owners having indirect ownership of the securities owned of record by ACOF II by virtue of such status.  Each of the Reporting Persons (other than ACOF II), and Messrs. Ressler, Arougheti, Brufsky, Kaplan, Kissick, Rosenthal and Sachs and their respective spouses, disclaim ownership of all shares reported herein, and the filing of this Schedule 13D shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 13 of the Securities Exchange Act of 1934 or for any other purposes.

During the five years prior to the date hereof, none of the Reporting Persons nor any of the persons referred to in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to the Preferred Stock Purchase Agreement, dated as of June 12, 2006, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference (the “Purchase Agreement”), among ACOF II and the Issuer, ACOF II purchased an aggregate of 750,000 shares of the Preferred Stock for an aggregate purchase price of $75,000,000.  The purchase of the Preferred Stock was financed with cash on hand from contributions of partners of ACOF II.  All such contributions were in the ordinary course and pursuant to investor commitments to ACOF II.

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Item 4. Purpose of the Transaction.

ACOF II purchased 750,000 shares of Preferred Stock for investment purposes.

Purchase Agreement

On June 12, 2006, the Issuer entered into the privately negotiated Purchase Agreement with ACOF II, which provided for the Issuer to issue and sell 750,000 shares Preferred Stock to ACOF II. The purchase price per share of Preferred Stock was $100.00, for an aggregate purchase price of $75,000,000. The Preferred Stock is convertible into the Issuer’s Common Stock at a price of $9.60 per share and carries a 5% “payment-in-kind” (or “PIK”) dividend payable semi-annually.

Certificate of Designations

In connection with the Purchase Agreement and the transactions contemplated thereby, on July 27, 2006, the Issuer filed the certificate of designations attached hereto as Exhibit 2 (the “Certificate of Designations”) with the Delaware Secretary of State, stating the designation and number of shares, and fixing the relative designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Preferred Stock.

As set forth in the Certificate of Designations, the Preferred Stock has the following features:

Price and Conversion.  The Preferred Stock is convertible into the Issuer’s Common Stock at a price of $9.60 per share and carries a 5% PIK dividend payable semi-annually. The Preferred Shares are immediately convertible at ACOF II’s discretion into 7,812,500 shares of the Issuer’s Common Stock, which would currently represent approximately 31.9% of the outstanding Common Stock on a post-conversion basis. Dividends are PIK for the first five years, meaning that they are payable solely by adding the amount of dividends to the stated value of each share. At the end of five years of PIK dividends, such Preferred Stock would be convertible into approximately 10,000,661 shares of Common Stock (representing an effective price of approximately $7.50 per share (before expenses of the issuance) if such Preferred Stock is converted). Based on the currently outstanding shares, 10,000,661 shares of Common Stock would represent approximately 37.5% of the post-conversion shares outstanding.

In the event that one of the “acceleration events” (as described below) were to occur prior to the end of the fifth year, five years of PIK dividends would accelerate at that time and the Preferred Stock would be immediately convertible into 10,000,661 shares, or 37.5% of outstanding as of the Record Date.

Dividends.  Shares of the Preferred Stock pay cumulative dividends of 5.00% per annum, payable semi-annually. As indicated above, for the first five years the dividends are PIK, and after the fifth anniversary, dividends are payable in kind or in cash at the Issuer’s election (subject to any applicable covenants in any of our credit or other agreements). All dividends that would otherwise be payable through the fifth anniversary of issuance shall automatically be accelerated and paid in kind immediately prior to the occurrence of any of the following acceleration events: (a) liquidation, (b) bankruptcy, (c) closing of a public offering of Common Stock pursuant to an effective registration statement (except for Form S-4, solely for sales by third parties, or pursuant to ACOF II’s own registration rights agreement), (d) the average of the closing price of the Common Stock for each of 20 consecutive trading days exceeds $14.40 per share, or (e) fundamental transaction, including a “group” (defined in the Securities Exchange Act) acquiring more than 35% of outstanding voting rights; replacement of more than one-half of the Issuer’s directors without approval of the existing Board; a merger, consolidation, sale of substantially all assets, going-private transaction, tender offer, reclassification, or other transaction that results in the transfer of a majority of voting rights;

Conversion. ACOF II can convert the Preferred Stock into Common Stock at any time at a conversion price of $9.60 per share, with conversion being calculated by taking the stated value (initially

Page 8of 16

$100.00 per share) plus any amount added to stated value by way of dividends, then dividing by $9.60 to produce the number of shares of Common Stock issuable. The Issuer can force a conversion into Common Stock following either (i) the average of the closing price of the Common Stock for each of 20 consecutive trading days exceeding $14.40 per share or (ii) a fundamental transaction that ACOF II does not treat as a liquidation. After the fifth anniversary of issuance, the Issuer can redeem for cash equal to the liquidation preference. Upon a liquidation, prior to any holder of Common Stock or other junior securities, ACOF II shall receive in cash the greater of (i) the stated value plus any amount added by way of dividends (accelerated to include a full five years) or (ii) the amount it would receive if all Preferred Stock held by it were converted into Common Stock (calculated to include dividends accelerated to include a full five years). ACOF II can elect to treat any fundamental transaction (defined in the certificate of designations) as a liquidation and receive its liquidation preference as described in the preceding sentence. However, if common shares of another company are issued as consideration in a fundamental transaction, the Issuer has the option of requiring ACOF II to accept such common shares to satisfy the liquidation preference if (i) the shares are then quoted on the Nasdaq Stock Market or listed on the New York Stock Exchange, (ii) the value of such shares at such time is determined at 98% of the closing price on the trading day preceding the transaction and (iii) the shares are freely transferable without legal or contractual restrictions.

Voting Rights. The Preferred Stock voting as a separate class elects (i) two directors to the Board for so long as ACOF II continues to hold Preferred Stock representing at least 20% of “post-conversion equity” (the Issuer’s outstanding Common Stock assuming conversions into common shares of all securities, including the Preferred Stock and assuming Preferred Stock dividends accelerated to include a full five years), (ii) one director for so long as it continues to hold at least 10% of post-conversion equity, and (iii) no directors below 10%. The Preferred Stock does not vote with respect to directors elected by the holders of Common Stock. The Preferred Stock voting as a separate class must approve (i) any alteration in its powers, preferences or rights, or in the certificate of designation, (ii) creation of any class of stock senior or pari passu with it, (iii) any increase in the authorized shares of Preferred Stock, and (iv) any dividends or distribution to Common Stock or any junior securities, except for pro rata dividends on Common Stock paid in Common Stock. These protective rights terminate on the first date on which there are outstanding less than 20% of the number of shares of Preferred Stock outstanding on the date the Preferred Stock is first issued. Except for the election of directors and special approvals described above, the Preferred Stock votes on all matters and with the Common Stock on an as-converted basis.

Stockholder’s Agreement

In connection with the consummation of the Preferred Stock Purchase, ACOF II and the Issuer entered into a Stockholder’s Agreement (the “Stockholder’s Agreement”). The Stockholder’s Agreement is attached hereto as Exhibit 3, and any description thereof is qualified in its entirety by reference thereto.

Standstill. Until the earliest of the seventh anniversary of issuance of the Preferred Stock or 180 days after ACOF II owns less than 10% of post-conversion equity (the “Standstill Period”), ACOF II agreed to numerous “standstill” restrictions, including acquiring additional voting securities, proposing or encouraging any fundamental transaction, participating in a “group,” soliciting proxies, attempting to change the size of the Board or its composition, entering into a voting agreement, transferring any of its voting securities (except in compliance with the stockholder’s agreement), or discussing or encouraging any of the foregoing.

Director Elections and Restrictions. As the holder of all of the outstanding Preferred Stock, ACOF II will be entitled to elect as a separate class (i) two directors to the Board for so long as it continues to hold Preferred Stock representing at least 20% of “post-conversion equity” (the Issuer’s outstanding Common Stock assuming conversions into common shares of all securities, including the Preferred Stock and assuming Preferred Stock dividends accelerated to include a full five years), (ii) one director for so long as it continues to hold at least 10% of post-conversion equity, and (iii) no directors below 10%. The Preferred Stock does not vote with respect to directors elected by the holders of Common Stock. In connection with its right to elect directors,

Page 9of 16

ACOF II will also agree to certain limits on the qualifications of such directors, and it will receive rights to director insurance and indemnification and observer rights on committees.

Voting Restrictions. During the Standstill Period, ACOF II will vote its shares of Preferred Stock or Common Stock at any stockholder meeting in the following manner: (a) in favor of director nominees put forth by the Board (as long as ACOF II continues to have the right to elect at least one director as a holder of Preferred Stock); (b) in the manner recommended by the Board, if the vote is in connection with any fundamental transaction; (c) in its own discretion, if the vote relates to an amendment of the certificate of designation for the Preferred Stock or is not inconsistent with the stockholder’s agreement; and (d) in the manner recommended by the Board, if the vote is not otherwise covered above.

Transfer Restrictions. During the Standstill Period, ACOF II will not transfer any shares of Preferred Stock or Common Stock to any other person except: (a) pursuant to the registration rights agreement; (b) in accordance with Rule 144 under the Securities Act; (c) after the second anniversary of the Preferred Stock issuance, transfers of common stock issued upon conversion of the Preferred Stock may be made to persons that are not “related persons” to ACOF II or affiliates of the Issuer that, in any 12 month period, do not, in the aggregate, exceed 7.5% of the outstanding voting securities of the Issuer; however, such transfers may not be made to a person (or its affiliates or to a group in which such person or an affiliate is a member) that, after giving effect to such transfer, would beneficially own voting securities representing more than 7.5% of the total voting power of the Issuer’s securities; (d) pursuant to a merger or other reorganization approved by the Board; or (e) in any event as allowed above (except for pursuant to a merger or reorganization), without the transferee executing an agreement similar to the Stockholder’s Agreement.

Any of these restrictions may be waived by a majority vote of the members of our Board of Directors who are not affiliated with ACOF II.

Senior Notes

In addition to the foregoing, the Reporting Persons, together with their respective affiliates, beneficially own $7.5 million aggregate principal amount of 9.25% senior notes due 2014 of the Issuer (the “Senior Notes”). The Senior Notes were issued on July 5, 2006, pay interest semi-annually in arrears to the holders thereof, and will mature on June 15, 2014.

Investment Purposes

The Reporting Persons consider the shares of Common Stock and the Senior Notes that each beneficially owns an investment made in the ordinary course of their respective businesses.  Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the best of their knowledge, any of the other persons identified in response to Item 2, presently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons will review on a continuing basis the investment in the Issuer.  Based on such review, and subject to the limitations and restrictions set forth in the Purchase Agreement, Certificate of Designations and Stockholder’s Agreement, one or more of the Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

The foregoing summary of the Purchase Agreement, the Certificate of Designations and the Stockholder’s Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement, the Certificate of Designations and the Stockholder’s Agreement, listed as Exhibits 1, 2 and 3 hereto, respectively, and incorporated herein by reference.

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Item 5. Interest in Securities of Issuer.

(a). See Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D, for the aggregate number of shares of Common Stock and the percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b). See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D, for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c). Pursuant to the terms of the Purchase Agreement, on July 27, 2006 ACOF II purchased 750,000 shares of Preferred Stock from the Issuer for a total purchase price of $75 million.  Such Preferred Stock is immediately convertible at ACOF II’s discretion into 7,812,500 shares of the Issuer’s Common Stock, which would currently represent approximately 31.9% of the outstanding Common Stock on a post-conversion basis. Dividends are PIK for the first five years, meaning that they are payable solely by adding the amount of dividends to the stated value of each share. At the end of five years of PIK dividends, the Preferred Stock would be convertible into approximately 10,000,661 shares of Common Stock (representing an effective price of approximately $7.50 per share (before expenses of the issuance) if such Preferred Stock is converted). Based on the currently outstanding shares, 10,000,661 shares of Common Stock would represent approximately 37.5% of the post-conversion shares outstanding.

(d).  Each of the members of Ares Partners have the right to receive dividends from, or the proceeds from the sale of, investments by the Reporting Persons including the shares of Common Stock reported herein, in accordance with their membership interests in Ares Partners.

(e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships

with Respect to Securities of the Issuer.

The information set forth in Items 2, 3 and 4 above of this Schedule 13D are hereby incorporated by reference.

In connection with the Purchase Agreement, the Issuer and ACOF II have entered into a Registration Rights Agreement, dated as of July 27, 2006, and attached hereto as Exhibit 4 to allow for the registered resale by ACOF II of the Common Stock following conversion of the Preferred Stock held by ACOF II. After conversion of ACOF II’s Preferred Stock and upon a request from ACOF II, the Issuer will file a shelf registration statement for the resale of the Common Stock within 30 days of such request and will use its commercially reasonable efforts to cause the shelf registration statement to become or be declared effective by the SEC within 120 days after the request. In addition, ACOF II shall have two demand registration requests and unlimited piggyback registration rights. The Issuer has agreed to pay the expenses of any registration except for underwriting discounts.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:                 Preferred Stock Purchase Agreement, by and between WCA Waste Corporation and Ares Corporate Opportunities Fund II, L.P., dated as of June 12, 2006 (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K for the Issuer, filed on June 16, 2006).

Exhibit 2:                 Certificate of Designations, dated as of July 27, 2006.

Exhibit 3:                 Stockholder’s Agreement, between WCA Waste Corporation and Ares Corporate Opportunities Fund II, L.P., dated as of July 27, 2006.

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Exhibit 4:                 Registration Rights Agreement, between WCA Waste Corporation and Ares Corporate Opportunities Fund II, L.P., dated as of July 27, 2006.

Exhibit 5:                 Joint Filing Agreement, among the Reporting Persons, dated as of August 4, 2006.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2006

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By:      ACOF MANAGEMENT II, L.P.,
         Its General Partner

By:     ACOF OPERATING MANAGER II, L.P.,
           Its General Partner

By:     ARES MANAGEMENT, INC.,
           Its General Partner

By: /s/ Antony P. Ressler
Name: Antony P. Ressler

Dated: August 4, 2006

ACOF MANAGEMENT II, L.P.

By:     ACOF OPERATING MANAGER II, L.P.,
           Its General Partner

        By:     ARES MANAGEMENT, INC.,
Its General Partner

           By:     /s/ Antony P. Ressler
              Name: Antony P. Ressler

Dated: August 4, 2006

ACOF OPERATING MANAGER II, L.P.

By:     ARES MANAGEMENT, INC.,
           Its General Partner

By:     /s/ Antony P. Ressler
   Name: Antony P. Ressler

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Dated: August 4, 2006

ARES MANAGEMENT, INC.

By: /s/ Antony P. Ressler
Name: Antony P. Ressler

Dated: August 4, 2006

ARES PARTNERS MANAGEMENT COMPANY LLC

By: /s/ Antony P. Ressler
Name: Antony P. Ressler

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APPENDIX A

The name and present principal occupation of each director and executive officer of Ares Management, Inc. is set forth below.  The principal business of each of the Reporting Persons other than ACOF II is investment management.  ACOF II is principally engaged in the business of investing in securities.  To the knowledge of the Reporting Persons, all the directors and executive officers listed on this Appendix A are United States citizens.

Name (and Title at Ares Management, Inc.)	Principal Occupation

Antony P. Ressler (Director and President)	Manager of Ares Partners Management Company LLC
John H. Kissick (Vice President)	Member of Ares Partners Management Company LLC
David Sachs (Director and Vice President)	Member of Ares Partners Management Company LLC
Seth Brufsky (Vice President)	Member of Ares Partners Management Company LLC
Bennett Rosenthal (Vice President)	Member of Ares Partners Management Company LLC
David Kaplan (Vice President)	Member of Ares Partners Management Company LLC
Jeff Serota (Vice President)	Member in the Private Equity Group of the Reporting Persons
Kevin Frankel (Vice President, General Counsel and Secretary)	General Counsel of Ares Management LLC
Daniel F. Nguyen (Vice President and Chief Financial Officer)	Chief Financial Officer of Ares Management LLC
Jeffrey Schwartz (Vice President)	Vice President in the Private Equity Group of the Reporting Persons
Adam Stein (Vice President)	Vice President in the Private Equity Group of the Reporting Persons
Matt Cwiertnia (Vice President)	Vice President in the Private Equity Group of the Reporting Persons
Nav Rahemtulla (Vice President)	Vice President in the Private Equity Group of the Reporting Persons

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EXHIBIT INDEX

Exhibit 1:
Preferred Stock Purchase Agreement, by and between WCA Waste Corporation and Ares Corporate Opportunities Fund II, L.P., dated as of June 12, 2006 (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K for the Issuer, filed on June 16, 2006).

Exhibit 2:	Certificate of Designations, dated as of July 27, 2006.
Exhibit 3:	Stockholder’s Agreement, between WCA Waste Corporation and Ares Corporate Opportunities Fund II, L.P., dated as of July 27, 2006.
Exhibit 4:	Registration Rights Agreement, between WCA Waste Corporation and Ares Corporate Opportunities Fund II, L.P., dated as of July 27, 2006.
Exhibit 5:	Joint Filing Agreement, among the Reporting Persons, dated as of August 4, 2006.